FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Annual Results 2012

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group's potential exposures to various types of political and market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU legislation; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Highlights

RBS reports a 2012 operating profit(1) of £3,462 million, up from £1,824 million in 2011
Core RBS 2012 operating profit £6,341 million versus £6,045 million in 2011
2012 Core return on tangible equity 10%
2012 pre-tax loss of £5,165 million, after £4,649 million
accounting charge for improved own credit
Core Tier 1 ratio 10.3%, loan:deposit ratio 100%, Non-Core assets down to £57 billion

"RBS is four years into its recovery plan and good progress has been made. We are a much smaller, more focused and stronger bank. Our target is for 2013 to be the last big year of restructuring. There will be important work still to do, but an increasingly sound base from which to work. As the spotlight shifts to the 'new RBS' post restructuring, we are determined that it will show a leading UK bank striving to be a really good bank. By serving customers well RBS can become one of the most respected, valued and stable of banks. That is our goal."

Stephen Hester, Group Chief Executive

Highlights

Rebuilding financial resilience
•	RBS has made good progress on the safety and soundness agenda at the heart of its five year recovery plan:
	○	Funded assets were down £107 billion in 2012 to £870 billion, driven by Non-Core and Markets.
	○	Risk-weighted assets decreased by £48 billion to £460 billion, with £21 billion Q4 reduction.
	○	Core Tier 1 ratio of 10.3%, up from 9.7% in 2011(2).
	○	Strong and liquid balance sheet, with loan book now 100% funded by customer deposits.
	○	Short-term wholesale funding down a further £60 billion in 2012 to £42 billion, covered 3.5 times by the Group's high quality liquid asset portfolio.

•
RBS's strengthening credit profile has been recognised in traded debt markets, with CDS spreads more than halving over the course of 2012 and secondary bond spreads tightening by more than 340 basis points. This strengthening resulted in a 2012 accounting charge for improved own credit of £4,649 million, compared with a credit of £1,914 million in 2011.

•	Loan impairment provision balances were raised to £21.3 billion, increasing coverage of risk elements in lending to 52%, compared with 49% in 2011.

•	Risk-weighted assets were 53% of funded assets at 31 December 2012, above the average of peers in the UK and Europe. The Group absorbed £44 billion of regulatory RWA increases in 2012.

Significant improvement in operating performance in 2012
•	Group operating profit(1) in 2012 was £3,462 million, almost double 2011's result, with a steady improvement in Core and a 32% reduction in Non-Core losses.

•	Core operating profit totalled £6,341 million, up 5% from 2011, with Retail & Commercial down 6%, reflecting weaker income, but Markets improving by 68%.
○ Income was down 4%, driven by UK Retail and International Banking.

Highlights (continued)

Significant improvement in operating performance in 2012 (continued)
	○	Expenses decreased by 4%, with continuing benefits from the cost reduction programme launched in 2009 and a 6,600 reduction in Core staffing levels.
○
Impairment charge declined by 13% to £3,056 million, with improved credit trends in UK Retail and US Retail & Commercial coupled with stabilisation, though still at elevated levels, in Core Ulster Bank.

•	Non-Core operating losses were £2,879 million, £1,342 million lower than 2011, mainly driven by a significant fall in impairments in the Ulster Bank and other real estate portfolios.

Milestones towards recovery
•	RBS passed a number of significant milestones in 2012 as it moved towards becoming a stable, capital-generative business capable of providing outstanding service to its customers.
	○	Resumption of coupon payments on hybrid capital instruments.
	○	Exit from the UK Government Asset Protection Scheme with no claims made.
	○	Repayment in full of remaining Special Liquidity Scheme and Credit Guarantee Scheme funding.
	○	Successful flotation of Direct Line Group.
	○	Relaunch of the sale process for 315 profitable branches required to be sold under the EC State Aid agreement.
	○	Restructuring of the Markets business with balance sheet and capital intensity reduced further.
	○	Over £200 billion of Non-Core funded assets taken off the balance sheet since 2008.

Working through legacy conduct issues
•
2012 has brought significant challenges as RBS has continued to work through the conduct issues resulting from past failings while seeking to lay the foundations for changes to bring about a healthier and more sustainable culture and do its part to enable the banking industry to rebuild reputation. These conduct issues have had a material financial impact on the Group, in addition to reputational damage.

•
On 6 February 2013, RBS reached agreement with the Financial Services Authority, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million. The Group continues to co-operate with other bodies in this regard and expects it will incur some additional financial penalties.

•
A further £450 million charge was taken in Q4 in relation to Payment Protection Insurance (PPI) claims. This strengthened the cumulative provision for PPI to £2.2 billion, from which £1.3 billion in redress had been paid by 31 December 2012.

•
In Q2 2012 RBS provided £50 million for the redress it expected to offer retail classified clients who had been sold structured collar products. Following the Financial Services Authority's announcement of its pilot review findings and redress framework, a further charge of £650 million has been booked in Q4 2012 to meet the additional costs of redress to the broader SME customer set who bought other simpler interest rate hedging products, largely in the period 2001-2008 when interest rates were significantly higher.

Highlights (continued)

Continuing commitment to customers in challenging times
•	RBS is committed to serving its customers well and helping them realise their ambitions. We strive to earn their trust by focusing on their needs and delivering excellent service.

•	In 2012, the Group served its core customer base of 33 million, three quarters of it in the UK.

•	RBS has maintained its support for UK households and businesses by ensuring that credit remains appropriately available. In 2012 the Group:
	○	Offered more than £58 billion of loans and facilities to UK businesses, of which more than £30 billion was to SMEs, and renewed £27 billion of overdrafts including £8 billion for SMEs.
	○	Advanced £16 billion of UK home loans, including £3 billion to first time buyers.
	○	Accounted for 36% of all SME lending, compared with its overall customer market share of 24%.

Outlook
We expect the economic and regulatory challenges present in 2011 and 2012 to continue into 2013. Growth prospects in the UK, the Group's most important market, remain subdued, while a degree of macro-economic risk persists in the Eurozone and more generally within the global economy.

We will continue to focus on maintaining a strong balance sheet and further improving our capital position. Our funding and liquidity positions are very strong, providing capacity for Core loan growth if demand is there as we move through 2013.

Against this backdrop, Retail & Commercial performance is expected to be stable or improve, primarily as a result of gently declining impairments within Ulster Bank and good cost control. Group net interest margins are expected to be broadly stable, improving slightly over the course of the year. Markets-related income is, as ever, difficult to forecast but we expect lower income in 2013 as a result of reduced balance sheet and associated restructuring.

Non-Core continues to make good progress and we are confident of achieving our asset reduction target for 2013. The overall loss is expected to decline somewhat compared with 2012.

Below the line itemised charges are expected to be lower than in 2012.

Having made strong progress, RBS is targeting for the most important restructuring actions to be substantially complete by the end of 2013, with the Group thereby positioned to be a cleaner and better performing bank in future years.

Notes:
(1)
Operating profit before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory fines, sovereign debt impairment, interest rate hedge adjustments on impaired available-for-sale sovereign debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bank levy, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest and includes the results of Direct Line Group on a managed basis, which are included in discontinued operations in the statutory results ('operating profit'). Statutory operating loss before tax was £5,165 million (2011 - £1,190 million) for the year ended 31 December 2012.

(2)	Excluding Asset Protection Scheme relief.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Results presentation
RBS will be hosting a presentation for analysts and investors, available via a live webcast and audio call.

The details are as follows:

Date:	Thursday 28 February 2013
Time:	9.30 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this presentation will be available on www.rbs.com/results

Financial supplement
A financial supplement containing income and balance sheet information for the last nine quarters will be available on www.rbs.com/results

Presentation of information

The financial information on pages 7 to 77, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. Information is provided in this form to give a better understanding of the results of the Group's operations. Group operating profit on this basis excludes:

•	own credit adjustments;

•	Asset Protection Scheme (APS);

•	Payment Protection Insurance (PPI) costs;

•	Interest Rate Hedging Products (IRHP) redress and related costs;

•	regulatory fines;

•	sovereign debt impairment;

•	interest rate hedge adjustments on impaired available-for-sale sovereign debt;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain/(loss) on redemption of own debt;

•	strategic disposals;

•	bank levy;

•	bonus tax;

•	write-down of goodwill and other intangible assets; and

•	RFS Holdings minority interest (RFS MI).

and includes the results of Direct Line Group on a managed basis, which are included in discontinued operations in the statutory results.

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related notes presented on pages 78 to 139 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 1.

Disposal groups
Since 2011, the assets and liabilities relating to the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'), were classified within Disposal groups. Santander's withdrawal from the sale in October 2012 has led the Group to conclude that a sale within 12 months is unlikely; accordingly the balance sheet at 31 December 2012 does not classify the assets and liabilities of the UK branch-based businesses within Disposal groups. IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' does not permit restatement on reclassification.

Presentation of information (continued)

Discontinued operations
The Group sold the first tranche (34.7%) of the share capital of Direct Line Insurance Group plc (DLG) in October 2012 via an Initial Public Offering, consistent with the plan to cede control by the end of 2013.  In accordance with IFRS 5, DLG has been recognised as a discontinued operation with consequent changes to the presentation of comparative information. The assets and liabilities relating to DLG are included in Disposal groups as at 31 December 2012.

Restatements
Divisional reorganisation and Group reporting changes
During the year, details of a divisional reorganisation and certain Group reporting changes were announced. These are discussed below. Comparative data have been restated to reflect these changes.

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes have seen the reorganisation of the Group's wholesale businesses into 'Markets' and 'International Banking' and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group's strategy.

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division's funding requirement.

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets. This was revised in Q1 2012 and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair value of own debt and derivative liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with movements in FVOD in a single measure, 'Own Credit Adjustments' (OCA). This took effect in Q1 2012 and Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Share consolidation
Following approval at the Group's Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group's ordinary shares on a one-for-ten basis took effect on 6 June 2012. Consequently, disclosures for 2011 relating to or affected by numbers of ordinary shares or share price have been restated.

Summary consolidated income statement
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Net interest income	11,695	12,689	2,842	2,873	3,076

Non-interest income (excluding insurance net premium income)	10,374	10,764	1,999	2,653	1,664
Insurance net premium income	3,718	4,256	919	932	981

Non-interest income	14,092	15,020	2,918	3,585	2,645

Total income (1)	25,787	27,709	5,760	6,458	5,721
Operating expenses (2)	(14,619)	(15,478)	(3,119)	(3,639)	(3,644)

Profit before insurance net claims and impairment losses	11,168	12,231	2,641	2,819	2,077
Insurance net claims	(2,427)	(2,968)	(606)	(596)	(529)

Operating profit before impairment losses (3)	8,741	9,263	2,035	2,223	1,548
Impairment losses (4)	(5,279)	(7,439)	(1,454)	(1,176)	(1,692)

Operating profit/(loss) (3)	3,462	1,824	581	1,047	(144)
Own credit adjustments	(4,649)	1,914	(220)	(1,455)	(472)
Asset Protection Scheme	(44)	(906)	-	1	(209)
Payment Protection Insurance costs	(1,110)	(850)	(450)	(400)	-
Interest Rate Hedging Products redress and related costs	(700)	-	(700)	-	-
Regulatory fines	(381)	-	(381)	-	-
Sovereign debt impairment	-	(1,099)	-	-	(224)
Amortisation of purchased intangible assets	(178)	(222)	(32)	(47)	(53)
Integration and restructuring costs	(1,550)	(1,064)	(620)	(257)	(478)
Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)
Strategic disposals	113	(104)	(16)	(23)	(82)
Bank levy	(175)	(300)	(175)	-	(300)
Write-down of goodwill and other intangible assets	(518)	(11)	(518)	-	(11)
Other items	(20)	(203)	(2)	(1)	(2)

Operating loss including the results of Direct Line Group discontinued operations	(5,296)	(766)	(2,533)	(1,258)	(1,976)
Direct Line Group discontinued operations (5)	131	(424)	334	(82)	(63)

Operating loss before tax	(5,165)	(1,190)	(2,199)	(1,340)	(2,039)
Tax (charge)/credit	(469)	(1,127)	(46)	(10)	213

Loss from continuing operations	(5,634)	(2,317)	(2,245)	(1,350)	(1,826)

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	(184)	301	(351)	62	36
- Other	12	47	6	5	10

(Loss)/profit from discontinued operations, net of tax	(172)	348	(345)	67	46

Loss for the period	(5,806)	(1,969)	(2,590)	(1,283)	(1,780)
Non-controlling interests	123	(28)	107	(3)	(18)
Other owners' dividends	(288)	-	(114)	(98)	-

Loss attributable to ordinary and B shareholders	(5,971)	(1,997)	(2,597)	(1,384)	(1,798)

For the notes to this table refer to the following page.

Core summary consolidated income statement
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Net interest income	11,451	12,041	2,789	2,794	2,977

Non-interest income (excluding insurance net premium income)	10,330	10,510	2,084	2,682	2,050
Insurance net premium income	3,718	3,970	919	932	972

Non-interest income	14,048	14,480	3,003	3,614	3,022

Total income (1)	25,499	26,521	5,792	6,408	5,999
Operating expenses (2)	(13,675)	(14,183)	(2,912)	(3,427)	(3,330)

Profit before insurance net claims and impairment losses	11,824	12,338	2,880	2,981	2,669
Insurance net claims	(2,427)	(2,773)	(606)	(596)	(590)

Operating profit before impairment losses (3)	9,397	9,565	2,274	2,385	2,079
Impairment losses (4)	(3,056)	(3,520)	(751)	(752)	(941)

Operating profit (3)	6,341	6,045	1,523	1,633	1,138

Key metrics

Core performance ratios
- Net interest margin	2.16%	2.16%	2.16%	2.15%	2.07%
- Cost:income ratio (6)	59%	60%	56%	59%	62%
- Return on equity	9.8%	10.4%	9.1%	9.7%	7.6%
- Adjusted earnings/(loss) per ordinary and B share (7)	18.3p	6.1p	1.8p	6.1p	(5.3p)
- Adjusted earnings per ordinary and B share assuming a normalised tax rate of 24.5% (2011 - 26.5%) (7)	41.9p	41.0p	10.3p	10.3p	7.6p

Notes:
(1)
Excluding own credit adjustments, Asset Protection Scheme, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest, and including Direct Line Group, which is classified as a discontinued operation on a statutory basis.

(2)
Excluding PPI costs, IRHP redress and related costs, regulatory fines, amortisation of purchased intangible assets, integration and restructuring costs, bank levy, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest, and including Direct Line Group, which is classified as a discontinued operation on a statutory basis.

(3)
Operating profit/(loss) before tax, own credit adjustments, Asset Protection Scheme, PPI costs, IRHP redress and related costs, regulatory fines, sovereign debt impairment, interest rate hedge adjustments on impaired available-for-sale sovereign debt, amortisation of purchased intangible assets, integration and restructuring costs, gain/(loss) on redemption of own debt, strategic disposals, bank levy, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest, and includes the results of Direct Line Group, which is classified as a discontinued operation.

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments and including Direct Line Group, which is classified as a discontinued operation on a statutory basis.
(5)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

(6)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(7)	Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Analysis of results available on pages 18 to 29.

Results for the last nine quarters are available in the Group's Financial Supplement.

Summary consolidated balance sheet
at 31 December 2012

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Net loans and advances to banks (1,2)	29,168	38,347	43,870
Net loans and advances to customers (1,2)	430,088	423,155	454,112
Reverse repurchase agreements and stock borrowing	104,830	97,935	100,934
Debt securities and equity shares	172,670	193,249	224,263
Other assets (3)	133,636	156,037	154,070

Funded assets	870,392	908,723	977,249
Derivatives	441,903	468,171	529,618

Total assets	1,312,295	1,376,894	1,506,867

Bank deposits (2,4)	57,073	58,127	69,113
Customer deposits (2,4)	433,239	412,712	414,143
Repurchase agreements and stock lending	132,372	142,565	128,503
Debt securities in issue	94,592	104,157	162,621
Settlement balances and short positions	33,469	46,989	48,516
Subordinated liabilities	26,773	25,309	26,319
Other liabilities (3)	29,996	50,842	57,616

Liabilities excluding derivatives	807,514	840,701	906,831
Derivatives	434,333	462,300	523,983

Total liabilities	1,241,847	1,303,001	1,430,814
Non-controlling interests	2,318	1,194	1,234
Owners' equity	68,130	72,699	74,819

Total liabilities and equity	1,312,295	1,376,894	1,506,867

Memo: Tangible equity (5)	49,841	53,157	55,217

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups (see page 113).
(3)	Includes disposal groups (see page 113).
(4)	Excludes repurchase agreements and stock lending.
(5)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

For further details on the Balance Sheet refer to pages 80 to 82.

Comment

Philip Hampton, Group Chairman, letter to shareholders:
The plan to rebuild RBS from 2009 has been based on two primary elements. The first was to stabilise the company, making it safe so that it could stand on its own feet. The second was to focus our energies on serving customers well. We were clear that the plan would take time and that it would take five years and more for key aspects to be delivered.

Four years on, I am pleased to report that we made more progress in 2012, passing a number of important milestones. Perhaps the most significant was when, with our regulator's agreement, we exited the Asset Protection Scheme in October, the earliest date at which that was possible. We were able to do so because we have made RBS safer. Our Core Tier 1 capital ratio was 10.3% at the end of 2012, above our target, despite some large unplanned charges. The balance sheet is smaller, falling by a further £195 billion to £1,312 billion, as the run-down of Non-Core assets continued faster than we first planned. Our funding is more stable too, with the Group loan to deposit ratio at 100% or 90% in our Core business and our liquidity portfolio is 3.5x times short-term wholesale funding.

We have achieved all of this in the most testing economic environment for many decades. The UK economy is still smaller than before the crisis struck and the US economy is only slightly bigger. This weakness in the main economies where we operate was a headwind to our plans, and regulatory changes have further reduced our return on equity in some areas. In particular, lower returns from investment banking activities necessitated further restructuring.

Much of what RBS has accomplished since 2009 has been down to the hard work, professionalism and commitment of our people. I would like to thank every one who did their best for our customers in 2012.

However, it became painfully clear during the year that some of our employees had behaved in ways that do not represent the values of RBS. Their misconduct casts a shadow across our progress and the good work of many thousands in the Group. I have already spoken about the behaviour of some people in RBS in making LIBOR submissions. It was wrong. The RBS Board has acknowledged that there were serious shortcomings in our risk and control systems, and also in the integrity of a small group of our employees, and has taken action to ensure full and proper accountability.

At times like these, your Board and the senior management of the company have a duty to lead. Our response has been diligent and determined in tackling any hint of misconduct and other failings, past or present. Our job has been three-fold: to understand what had happened and why, to put it right and then to minimise the chance that such problems happen again.

The failure of one of our IT systems in June had unacceptable consequences for many of our customers in the UK and the Republic of Ireland. The Board Risk Committee has led a rigorous review of what went wrong. The Committee has sought to ensure that customers who were affected are appropriately compensated. It will continue to oversee the management of technology risks and lead our communication with customers, regulators and others when the investigations conclude. The response of our staff in branches, call centres and elsewhere in dealing with the problems we had caused to our customers was outstanding.

Comment (continued)

Philip Hampton, Group Chairman, letter to shareholders: (continued)
While these failings show our continuing need to improve our risk and control systems, they at times had a deeper cause. Some employees put their own interests well ahead of customers' and shareholders', ignoring the difference between right and wrong. Your Board expects our people to demonstrate the highest standards of personal and professional conduct. We know that our shareholders, our customers and others will hold us to high standards. It is a matter of great regret that the conduct and values of a very small number of our people fell so far short of what we expect.

That is why your Board is determined to ensure that RBS exemplifies the culture you would expect in a bank that serves customers well and makes an important contribution to the communities where we operate. It is why we have taken steps to manage more effectively what the industry now calls conduct risk. In short, this is the risk that the company is damaged because our people do not behave properly. The Board Risk Committee has supervised the development of our approach to conduct risk management. Together, the Board Risk Committee and Remuneration and Performance Committee have developed proposals that mean our reward policies will support good conduct.

As a Board, we are determined that RBS should be known in future for how we behave as well as for commercial success.

On LIBOR, IT and many other issues, my fellow directors have shouldered a considerable and growing burden of work. I wish to thank them for that and for their support throughout the year.

We know our future performance will be heavily influenced by economic conditions. Consensus forecasts for 2013 give some hope that this year will see a return to modest growth in the UK and continued, if moderate, expansion in the US. Compared with a year ago, the problems of the euro area appear less pressing though key challenges remain. Governments and central banks are now managing that crisis more effectively and they have started to put in place the financial infrastructure needed to sustain the euro. We are entitled to some confidence that the economic environment in 2013 will be better than at any time since the financial crisis struck in 2007.

We are delivering what we said we would do in our strategic plan. We have made RBS safer. It is much closer now to being in the good financial health that would allow shareholders to receive a dividend and the Government to start to sell its stake. The challenge that remains is to serve customers better and to do business in a way that makes you and us proud to be part of RBS.

Comment (continued)

Stephen Hester, Group Chief Executive, letter to shareholders:
RBS is four years into its recovery plan and good progress has been made. We are a much smaller, more focused and stronger bank. Our target is for 2013 to be the last big year of restructuring. There will be important work still to do, but an increasingly sound base from which to work. As the spotlight shifts to the 'new RBS' post restructuring, we are determined that it will show a leading UK bank striving to be a really good bank. By serving customers well RBS can become one of the most respected, valued and stable of banks. That is our goal.

2012 saw landmark achievements for RBS. It was also a chastening year. Along with the rest of the banking industry we faced significant reputational challenges as we worked with regulators to put right past mistakes. We are determined to overcome the cultural and reputational baggage of pre-crisis times with the same focus we have applied to the financial clean-up from that era.

Priorities
The Bank's purpose is to serve customers well. The better we do this the better the results will be for all our stakeholders over time.

We need to complete and sustain our return to a safe and conservative risk profile.

And these priorities need in turn to produce a sustainable result for shareholders, and to create the opportunity for taxpayer share sales.

If we make continued progress across these priorities, and do it in the right way, we can become a really good bank and serve our stakeholders and society well.

2009-2012 Report Card
During the last four years RBS has:

•
Sustained its 33 million customer franchise in the face of substantial restructuring and other pressures. Lending balances to Core UK businesses and homeowners (excluding commercial real estate) were grown by 3% while the wider economy shrank by over 1%.

•
Rebuilt financial resilience. RBS's huge restructuring process is moving successfully to its later stages. From their worst point, total assets are down £906 billion, short-term wholesale borrowing is £255 billion down. Risk concentrations are well down. Balance sheet leverage is reduced from 21x to 15x. In each case we are well ahead of original targets. And a Core Tier 1 capital ratio of 10.3% provides us some 3.5 times more capital per unit of equivalent risk than pre-crisis levels.

•
Reached a loan to deposit ratio - perhaps the clearest indicator of a bank's funding prudence - of 1:1 from a worst point of 154%. Achieving this 'golden rule' of banking is a powerful symbol of our recovery.

•
Produced £43 billion in pre-impairment profits from Core businesses. These have been used to self fund the majority of £52 billion of legacy losses, loan impairments, restructuring charges, regulatory costs and other clean-up items.

Comment (continued)

Stephen Hester, Group Chief Executive, letter to shareholders: (continued)

2012 Results
2012 saw landmark achievements in our restructuring plan. It saw sustained customer lending support. A 61% share price rise during the year (and 215% versus the January 2009 low point) underlined an improvement of investor belief in our future and that of the banking sector generally.

The critical task of financial stabilisation passed milestones as RBS recommenced preference share dividends, completed the repayment of all crisis liquidity facilities from public authorities and exited the UK Government £282 billion Asset Protection Scheme without making any claim under it. The notable flotation of Direct Line Group represented the third of four EU state aid conditions and offset the disappointment of Santander withdrawing from its agreed purchase of 315 branches from RBS.

Underlining this progress, RBS 5 year bonds traded at c.1% credit spreads compared to their wide levels earlier in the year of c.4.5%. The resultant own-credit accounting charge of £4.6 billion reflects this huge improvement in the perceived credit quality of RBS.

Core Bank operating profits were £6.3 billion of which Retail and Commercial businesses were £5.3 billion (excluding Ulster Bank) and Markets £1.5 billion. Non-Core losses declined again (32% to £2.9 billion) and Non-Core assets also fell ahead of target to £57 billion. We expect to slow the pace and cost of the remaining run-down once we hit the £40 billion asset target for the end of 2013. Exceptional charges in relation to Payment Protection Insurance claims, LIBOR settlements and interest rate hedging product redress, together with the own credit adjustment, resulted in a loss before tax of £5,165 million.

In a tough economic environment, most of the banking industry's ongoing businesses are running hard to stand still, and so it was at RBS. But the existing level of operating performance is essential to fund our historic clean-up with the moment coming ever closer when these costs are behind us and rewards flow directly once more to shareholders.

Reputation
Our industry faces a tough challenge rebuilding its reputation. 2012 was a wrenching year on that front as the cultural clean-up came to the fore which was always a companion to physical changes required from pre-crisis times.

Expectations are changing fast and even past ones have not been lived up to often enough. And the mistakes of some, grievous in cases, are tainting the efforts of the majority of bank staff. Most banks have past failings on a range of fronts. For RBS the two worst in the past year were LIBOR and our IT incident - quite different though they are.

There is no single solution or dramatic action able to address this problem. The best companies in the world in any industry develop, almost as part of their DNA, the consistent commitment to serve customers well and act accordingly. Our sights are set here. The facts and the culture that drives them will be established one piece at a time across many many issues. But we have no higher priority.

Comment (continued)

Stephen Hester, Group Chief Executive, letter to shareholders: (continued)

Strategy
The new RBS is a leading UK bank anchored in retail and commercial business lines. Our businesses are shaped around customer needs with substantial competitive strengths in their respective fields.  Each unit is being retooled to provide improved and enduring performance and to meet new external challenges. We sustain strong capabilities internationally and in financial markets to support the needs of our customers and shareholders. Our businesses are managed to add value in their own right but to provide a stronger, more balanced and valuable whole through vital cross-business linkages.

The physical weaknesses uncovered by the financial crisis - of leverage, risk concentration and business stretch - are close to being fixed. RBS's total assets have already been reduced by £906 billion from their peak in 2008 - more than any other entity worldwide has achieved.

The principles behind this strategy are sound and working. But it will continue to evolve. A much slower economic recovery and tougher set of regulatory and policy pressures need to be absorbed. We have done this with more emphasis on customer service, balance sheet conservatism and while asking staff to do more with less during a period of significant change. Our business ambitions have been trimmed as a necessary reaction.

But whatever the outside conditions and evolution of strategy we are clear about the interrelated nature of our priorities.  To serve customers well, run only prudent risk and reward shareholders over the longer term.

In this context we have set a new medium-term target for our Markets business, which is an important part of our service to corporate and institutional customers. We aim to further reduce its scale and scope, targeting capital consumption of £80 billion RWAs whilst sustaining the service provided to our customer base.

Additionally, the Board has decided it is now the right time to begin work on a partial flotation of Citizens, our US banking business, targeted probably at around 2 years from now. Citizens is a good business, serving around 5 million customers in the north east of the United States where it is has a strong market position. It has been substantially improved since 2009 and a local public listing will help to highlight its growing value. This provides a positive opportunity for Citizens and its 14,700 employees, as well as being a sensible move for RBS as a whole.

People
The banking industry has come down to earth hard.  While a more balanced global economy has clear merits, the changes, pressures and adjustments asked of our people remain high. And successful results are vital for the many who rely on us. The engagement, dedication and professionalism of RBS employees remains outstanding and has much to be commended.

Concluding remarks
RBS is coming through an immense and wrenching restructuring. Much has been achieved and that should underpin our energy for what remains. Much is already good about our Core business, how it serves customers, how it performs. Our ambition is to be a really good bank - for all our stakeholders. Simple to say. A lot still to do. Many will benefit from our achieving that goal.

I thank our staff and all our stakeholders for their continued support in this effort.

Business update

Supporting our UK customers
Over the last four years, RBS has increased Core lending (excluding commercial real estate) to UK businesses and homeowners by 3%(1), maintaining its support for its UK customers despite the wider economy shrinking by more than 1%. The Bank's restructuring plan was designed from the start to ensure strong capital and funding availability to support the flow of credit to the UK real economy, with deleveraging concentrated on the Group's Non-Core, Markets and commercial real estate exposures.

In 2012 RBS:
•	Offered more than £58 billion of loans and facilities to UK businesses, of which more than £30 billion was to SMEs.
•	Renewed £27 billion of UK business overdrafts, including £8 billion for SMEs.
•	Advanced £16 billion of UK home loans, including £3 billion to first time buyers.
•	Accounted for 36% of all SME lending, compared with overall customer market share of 24%(2).
•	Grew net advances in its Lombard asset finance business by 8%, with advances to the manufacturing sector up 66%, and increased invoice finance advances by 4%.
•	Successfully restructured over 857 UK companies, helping to preserve 163,000 UK jobs.

Lending demand in most sectors remained subdued in 2012, given the flat economy, particularly among smaller businesses, many of which have concentrated on repaying existing loans. Overall SME loan applications were down 19% from 2011 and were weaker in Q4, down 25% from Q4 2011. However, RBS has taken opportunities to expand lending in sectors where demand has been stronger, with lending to SMEs in the healthcare sector increasing by 18% in 2012. Lending to SMEs in the education sector was also up 8%.

RBS continues to accept over 90% of all SME credit applications it receives. In common with other members of the Business Finance Taskforce, RBS has established an independently reviewed process for SME customers to appeal against credit decisions. RBS accounts for only 6% of customer appeals in the first year reviewed by the independent external reviewer, well below its market share, and only 20% of decisions were overturned on appeal, compared with 40% for the industry as a whole.

Many customers have reduced their drawings on the credit facilities already available to them. Overdraft utilisation fell to 43% at the end of 2012 from 45% in 2011, leaving £4 billion of SME overdraft facilities available but not drawn. A further £35 billion of undrawn loans and facilities remained available to mid and large corporates. Drawn lending has fallen fastest in the large corporate segment, where clients have taken advantage of favourable capital market conditions to substitute bond finance for bank debt. RBS helped UK companies, universities and housing associations to raise £44 billion through bond issues in 2012.

RBS has sought to support its customers by using the Bank of England's Funding for Lending Scheme (FLS), which was opened for drawings in August, to encourage credit demand. The Group offered lower interest rates and waived arrangement fees on £1.7 billion of SME loans in H2 2012, benefiting over 11,000 SMEs. The average price of SME loans dropped from 4.27% to 3.93% in H2 2012 following the introduction of the FLS. RBS has also been the leading lender in the Government's Enterprise Finance Guarantee Scheme, accounting for 40% of all EFG loans to date, well in excess of its SME market share and half as much again as its nearest competitor.

Business update

Supporting our UK customers (continued)
RBS also used FLS to support first time buyers, with around 4,000 homebuyers benefiting from cheaper rates on over £500 million of mortgages in H2 2012. At a Group level, excluding Non-Core and commercial real estate lending, total RBS FLS-eligible balances increased by £557 million over the first six months of the FLS. Core Lombard and RBS Invoice Finance balances, which are excluded from FLS statistics, grew by a further £471 million.

On a divisional basis, RBS's Core UK Corporate division saw total loans and advances decline by 3.3% in 2012. Excluding property, housebuilding and construction, UK Corporate's loans and advances increased by 0.3%.

In two areas the Group has the requirement to run down high risk and non-strategic exposures: those in its Non-Core division and its excessive exposures to the real estate-related sector. Non-Core and commercial property balances, which are included within the scope of FLS, declined by £7.3 billion in 2012, with a decline of £2.3 billion recorded in Q4.

(1)	2008 Core balances used in the calculation are management estimates based on the 2009 Core/Non-Core split as Non-Core was not created and reported separately until 2009.
(2)
Source: British Bankers' Association; RBS internal data; the Charterhouse UK Business Banking Survey, based on a sample of 16,594 businesses interviewed throughout 2012, weighted by region and turnover to be representative of businesses in Great Britain.

Progress versus Strategic plan
Key Measures	Worst point	2011	2012	Medium- term target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	10.4%	9.8%	>12%
• Cost:income ratio (3)	97%(4)	60%	59%	<55%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	9.7%(6)	10.3%	>10%
• Loan:deposit ratio	154%(7)	108%	100%	c.100%
• Short-term wholesale funding (STWF)	£297bn(8)	£102bn	£42bn	<10% TPAs(9)
• Liquidity portfolio (10)	£90bn(8)	£155bn	£147bn	>1.5x STWF
• Leverage ratio (11)	28.7x(12)	16.9x	15.0x	<18x

Notes:
(1) Based on indicative Core attributable profit taxed at standard rates and Core average tangible equity per the average balance sheet (83% of Group tangible equity based on RWAs at 31 December 2012); (2) Group return on tangible equity for 2008; (3) Cost:income ratio net of insurance claims; (4) Year ended 31 December 2008; (5) As at 1 January 2008; (6) Core Tier 1 ratio excluding APS benefit of 90 basis points in 2011. (7) As at October 2008; (8) As at December 2008; (9) Third party assets (TPAs); (10) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks; (11) Funded tangible assets divided by total Tier 1 capital; (12) As at June 2008.

Business update

Supporting our UK customers (continued)
RBS has transformed its funding and liquidity metrics over the first four years of its five year Strategic Plan. It has substantially reduced its dependence on short-term wholesale funding and simultaneously grown a large, high quality liquidity portfolio. This has enabled the Group to meet, and in some cases surpass its strategic funding and liquidity targets by the end of 2012:
•	the loan:deposit ratio improved by 8% over the year, reaching the medium-term target of 100% by the year-end and 12 months ahead of management's original 2013 goal;

•	short-term wholesale funding of £42 billion represented 5% of funded assets, versus the target of under 10%; and

•	the £147 billion liquidity portfolio covered short-term wholesale funding balances 3.5 times, comfortably above the target of more than 1.5 times.

The Group also successfully improved capital resilience, increasing underlying Core Tier 1 capital levels following the exit from the Asset Protection Scheme.

With the safety and soundness agenda largely complete, RBS can now increase its focus on optimising its Core businesses to build an enduring and interconnected set of customer driven franchises which all earn sustainable returns greater than the Group's cost of capital from an appropriate cost base.

Analysis of results

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	11,689	12,690	2,836	2,866	3,082

Average interest-earning assets (1)	604,647	662,222	577,423	587,291	664,613

Net interest margin
- Group	1.93%	1.92%	1.95%	1.94%	1.84%
- Retail & Commercial (2)	2.92%	2.97%	2.92%	2.92%	2.90%
- Non-Core	0.31%	0.63%	0.29%	0.41%	0.42%

Notes:
(1)	For further analysis and details of adjustments refer to pages 78 and 79.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points
Group net interest income trends matched the fall in the Group's balance sheet, reflecting the de-leveraging particularly in Non-Core. Net interest margin (NIM), despite very low interest rates and strong deposit competition, remained stable.

2012 compared with 2011
•	Group net interest income declined by 8%, largely reflecting lower interest-earning asset balances.
•
Average interest-earning assets fell by £58 billion to £605 billion, reflecting strong progress on the run-down of Non-Core and targeted asset reductions in International Banking. Unsecured balances also declined in UK Retail.

•	Core NIM was stable at 2.16%, with the stronger balance sheet enabling a reduction in the size of the Group's liquidity buffer and offsetting a decline in R&C NIM.
•
The fall in R&C NIM was predominantly driven by weaker deposit margins in UK Retail and International Banking and lower asset yields in US Retail & Commercial, partly offset by improved margins in Wealth.

Q4 2012 compared with Q3 2012
•
Average interest-earning assets fell by £10 billion, with the continued run-down of Non-Core, a smaller investment portfolio in US Retail & Commercial, targeted loan portfolio reductions in International Banking and customer repayments in UK Corporate.

•	Group NIM increased by 1 basis point to 1.95% as an improvement in Markets NIM due to lower reliance on external funding offset the lower Retail & Commercial balances.
•
R&C NIM held flat as an uplift in UK Retail NIM of 7 basis points, with higher mortgage balances and lower funding costs, was offset by the effect of lower interest rates on UK deposit hedges in Wealth and lower asset yields in US Retail & Commercial.

Q4 2012 compared with Q4 2011
•
R&C NIM increased by 2 basis points, reflecting targeted reductions in lower yielding assets in International Banking, mostly offset by lower deposit margin compression in UK Retail, UK Corporate and US Retail & Commercial.

•	The fall in average interest-earning assets, principally arising from targeted reductions in Non-Core and International Banking, drove an 8% decrease in net interest income.

For details on the Group's average balance sheet refer to pages 83 and 85.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	4,446	4,924	1,051	1,062	1,017
Income from trading activities	3,531	3,313	567	769	242
Other operating income	2,397	2,527	381	822	405

Non-interest income (excluding insurance net premium income)	10,374	10,764	1,999	2,653	1,664
Insurance net premium income	3,718	4,256	919	932	981

Total non-interest income	14,092	15,020	2,918	3,585	2,645

Key points
Non-interest income trends reflected subdued customer volumes as economies and lending remained weak. Q4 2012 saw an uplift compared with a weak Q4 2011.

2012 compared with 2011
•
Non-interest income was down 6% at £14,092 million with higher profits on available-for-sale bond disposals in Group Treasury more than offset by a 10% decline in net fees and commissions, largely due to a decline in UK Retail fees as a result of weaker consumer spending volumes, and lower insurance net premium income.

•	Markets trading income was sustained, despite the significant reduction in trading assets through balance sheet management and optimisation.

•	The decrease in other operating income included the impact of the disposal of RBS Aviation Capital in Q2 2012, which resulted in lower rental income in Non-Core.

•	Insurance net premium income fell by 13%, primarily reflecting lower written premiums in Direct Line Group.

Q4 2012 compared with Q3 2012
•	Income from trading activities declined by 26% due to a seasonal reduction in activity versus particularly favourable market conditions in Q3 2012, which led to a £419 million fall in Markets.

•
Other operating income fell by £441 million largely due to higher losses on disposals in Non-Core and lower gains on available-for-sale bond disposals in Group Treasury of £187 million versus £325 million in Q3 2012.

Q4 2012 compared with Q4 2011
•
Income from trading activities was up by £325 million, reflecting lower Non-Core trading losses and a £61 million increase in profits on disposal of available-for-sale bonds. Partly offsetting this was lower IPED and Currency income in Markets.

•	Insurance net premium income was down by 6%, reflecting the flow through of lower written premiums across Motor, Home and International.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	7,639	8,163	1,439	1,943	1,781
Premises and equipment	2,198	2,278	573	552	575
Other	3,248	3,395	723	770	838

Administrative expenses	13,085	13,836	2,735	3,265	3,194
Depreciation and amortisation	1,534	1,642	384	374	450

Operating expenses	14,619	15,478	3,119	3,639	3,644

Insurance net claims	2,427	2,968	606	596	529

Staff costs as a % of total income	30%	29%	26%	30%	31%
Cost:income ratio - Core (1)	59%	60%	56%	59%	62%
Cost:income ratio - Group (1)	63%	63%	61%	62%	70%

Note:
(1)	Cost:income ratio is based on total income and operating expenses and after netting insurance claims against income.

Key points
Since 2009, the Group has reduced its operating expenses by 16%, or £2.7 billion, with headcount down 22,500, while at the same time funding investment in rebuilding its customer, compliance and risk management infrastructure.

2012 compared with 2011
•
Operating expenses fell by £859 million, or 6%, with staff costs also down 6% (but broadly stable as a percentage of total income) as headcount fell by 9,600 to 137,200. The decline in expenses was largely driven by Non-Core run-down and lower variable compensation (particularly in Markets), including variable compensation award reductions and clawbacks following the settlements reached with UK and US authorities in relation to attempts to manipulate LIBOR. The run-off of discontinued businesses in Markets and International Banking, following the restructuring announced in January 2012, and simplification of processes and headcount reduction in UK Retail also yielded cost benefits.

•	Included in expenses in 2012 were £175 million costs associated with the technology incident and £160 million provision for various litigation and legacy conduct issues.

•
Business Services costs were down 6% in the year, reflecting increased benefits from earlier cost saving programmes as a number of initiatives reached their full run rate. Technology Services costs were 8% lower and Corporate Services costs 6% lower. Headcount was 2% down on 2011.

•	Insurance net claims decreased by 18% as lower volumes, higher reserve releases and improved claims experience more than offset an increase of £85 million in Home weather events claims.

•	The Core cost:income ratio was broadly flat at 59%, reflecting the ongoing focus on cost control in an environment where income growth remained challenging.

Analysis of results (continued)

Key points (continued)

Q4 2012 compared with Q3 2012
•
Operating expenses were 14% lower in the quarter with significant falls in Markets, down 36% reflecting the reduction in variable compensation following the LIBOR settlements, and the full impact of headcount reductions over the year. International Banking expenses were down 16% primarily as a result of lower variable compensation. More broadly across the Group, a continued focus on costs saw lower expenses, mostly staff related, in the majority of other divisions.

•	The Core cost:income ratio improved from 59% to 56% in the quarter as a 10% drop in income was more than offset by rigorous cost control, particularly through lower staff expenses.

Q4 2012 compared with Q4 2011
•
The 14% decline in operating expenses was mainly driven by lower variable compensation following the LIBOR settlements. In addition, the restructuring of Markets and International Banking and further progress in the run-down of Non-Core drove expenses lower, with a significant proportion of this movement in staff expenses, through headcount reductions.

•	Insurance net claims increased by 15%, predominantly reflecting the non-repeat of a reserve release on two specific products in Q4 2011.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	5,315	7,241	1,402	1,183	1,654
Securities impairment losses	(36)	198	52	(7)	38

Group impairment losses	5,279	7,439	1,454	1,176	1,692

Loan impairment losses
- individually assessed	3,169	5,195	818	661	1,253
- collectively assessed	2,196	2,591	505	562	591
- latent	(73)	(545)	(80)	(40)	(190)

Customer loans	5,292	7,241	1,403	1,183	1,654
Bank loans	23	-	(1)	-	-

Loan impairment losses	5,315	7,241	1,402	1,183	1,654

Core	2,995	3,403	729	751	924
Non-Core	2,320	3,838	673	432	730

Group	5,315	7,241	1,402	1,183	1,654

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.2%	1.5%	1.2%	1.0%	1.3%
Core	0.7%	0.8%	0.7%	0.7%	0.9%
Non-Core	4.2%	4.8%	4.8%	2.8%	3.7%

Note:
(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposal groups.

Key points
The Group's impairment losses, whilst still elevated due to Non-Core and Ulster Bank, continued to improve and move nearer to more normalised levels. Provision coverage increased further and remained strong.

2012 compared with 2011
•	Loan impairment losses declined by £1,926 million to £5,315 million, primarily driven by a £1,518 million fall in Non-Core impairments, mostly in the Ulster Bank and commercial real estate portfolios.

•
Core loan impairments were down £408 million, or 12%, largely due to lower default rates in UK Retail and an improved credit environment for US Retail & Commercial, which helped drive loan impairment reductions of £259 million and £165 million, respectively. Core Ulster Bank impairments stabilised, though still at a very high level (£1,364 million in 2012 versus £1,384 million in 2011).

•	Loan impairments as a percentage of gross loans and advances improved by 30 basis points, principally reflecting the improved credit profile in Non-Core and the better US credit environment.

•	Loan impairment provisions rose to £21.3 billion, increasing coverage of risk elements in lending to 52%, compared with 49% in 2011.

Analysis of results (continued)

Key points (continued)

Q4 2012 compared with Q3 2012
•
Core loan impairment losses fell by 3%, principally reflecting quality improvements and lower default rates in UK Retail. Non-Core impairments ticked upwards, largely as a result of a £200 million increase in Ulster Bank portfolio impairments, driving an increase of £219 million in Group loan impairments to £1,402 million.

•	Loan impairments as a percentage of gross loans and advances increased by 20 basis points, as an increase in Non-Core was only partly offset by decreases in both UK Retail and Core Ulster Bank.

Q4 2012 compared with Q4 2011
•
The £252 million fall in loan impairment losses was largely driven by a £57 million improvement in Non-Core impairments mainly in the UK Corporate and International Banking portfolios, partly offset by an increase in Ulster Bank. UK Retail impairments decreased by £98 million given lower default rates and higher recoveries, while US Retail & Commercial impairments fell by £34 million reflecting an improved credit environment.

For more details on the Group's exposures and provisioning please refer to pages 207 to 219 of the risk section.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
One-off and other items	£m	£m	£m	£m	£m

Asset Protection Scheme	(44)	(906)	-	1	(209)
Payment Protection Insurance costs	(1,110)	(850)	(450)	(400)	-
Interest Rate Hedging Products redress and related costs	(700)	-	(700)	-	-
Regulatory fines	(381)	-	(381)	-	-
Sovereign debt impairment (1)	-	(1,099)	-	-	(224)
Amortisation of purchased intangible assets	(178)	(222)	(32)	(47)	(53)
Integration and restructuring costs	(1,550)	(1,064)	(620)	(257)	(478)
Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)
Strategic disposals**	113	(104)	(16)	(23)	(82)
Bank levy	(175)	(300)	(175)	-	(300)
Write-down of goodwill and other intangible assets	(518)	(11)	(518)	-	(11)
Other
- Bonus tax	-	(27)	-	-	-
- Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	(169)	-	-	-
- RFS Holdings minority interest	(20)	(7)	(2)	(1)	(2)

	(4,109)	(4,504)	(2,894)	(850)	(1,360)
Own credit adjustments*	(4,649)	1,914	(220)	(1,455)	(472)

One-off and other items	(8,758)	(2,590)	(3,114)	(2,305)	(1,832)

* Own credit adjustments impact:
Income from trading activities	(1,813)	293	(98)	(435)	(272)
Other operating income	(2,836)	1,621	(122)	(1,020)	(200)

Own credit adjustments	(4,649)	1,914	(220)	(1,455)	(472)

**Strategic disposals
Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	189	-	(8)	-	-
- Global Merchant Services	-	47	-	-	-
- Goodwill relating to UK branch-based businesses	-	(80)	-	-	(80)
- Other	(76)	(71)	(8)	(23)	(2)

	113	(104)	(16)	(23)	(82)

Note:
(1)
In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of its AFS portfolio of Greek government debt as a result of Greece's continuing fiscal difficulties. In Q1 2012, as part of private sector involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

Analysis of results (continued)

Key points
RBS continued to work hard in progressing its restructuring actions and in resolving legacy conduct issues. Management expects 2013 to be the final year of 'heavy lifting' in the Group's recovery plan, with a cleaner bank emerging in 2014.

The Group does not allocate one-off and other items to individual divisions.  However, of the one-off and other items of significance, Payment Protection Insurance costs of £1.1 billion relate almost entirely to UK Retail; Interest Rate Hedging Products redress and costs of £700 million are divided equally between Markets and UK Corporate, and regulatory fines of £381 million relate solely to Markets. Markets accounts for c.45% and International Banking and UK Retail c.15% each of the total integration and restructuring costs of £1.55 billion.

2012 compared with 2011
•
The continuing strengthening of RBS's credit profile resulted in a £4,649 million accounting charge in relation to own credit adjustment versus a gain of £1,914 million in 2011. This reflects a tightening of more than 340 basis points in the Group's cash market credit spreads over the year.

•
To reflect current experience of Payment Protection Insurance complaints received, RBS increased its PPI provision by £1,110 million in 2012, bringing the cumulative charge taken to £2.2 billion, of which £1.3 billion (59%) in redress had been paid by 31 December 2012. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available. The Group expects a significant percentage of the cash outflows associated with this provision to have occurred by the end of 2013.

•
In Q2 2012 RBS provided £50 million for the redress it expected to offer some small and medium-sized businesses classified as retail clients under FSA rules who had purchased structured collar products. On 31 January 2013 the FSA announced its findings following a pilot review of the sale of all interest rate hedging products, including vanilla hedging products, to clients classified as non-sophisticated, along with a framework for redress. As a result, a further charge of £650 million has been booked to meet the additional costs of redress to the broader SME customer set who bought these products, making a total of £700 million. The portfolio of interest rate hedging products under review comprises 5% structured collars, 78% vanilla hedging products and 17% vanilla caps. Of the interest rate hedging products sold, 74% were written in the period 2001-2008, when interest rates were significantly higher, with 46% of all sales to the real estate sector. Fewer than 10% of all cases were written with initial maturities longer than 10 years.

Prior to the FSA review, RBS's sales processes had generally been found to be appropriate during the period, with 59 out of 62 adjudications by the Financial Ombudsman's Service in the bank's favour. This included 20 out of 20 adjudications relating to the disclosure of break costs. Two recent court cases also found in favour of RBS, including rulings on past sales processes and the adequacy of related disclosures.

•	A charge of £381 million was recognised in 2012 in relation to penalties and fines relating to the setting of LIBOR and other rates.

Analysis of results (continued)

Key points (continued)

2012 compared with 2011 (continued)
•
Integration and restructuring costs of £1,550 million increased by £486 million versus £1,064 million in 2011, primarily driven by costs incurred in relation to the strategic restructuring of Markets and International Banking (M&IB) that took place during 2012.

•	The Group recognised an impairment charge of £1.1 billion in 2011 in respect of available-for-sale Greek sovereign bonds. These bonds were sold in Q1 2012.

•	The Asset Protection Scheme (APS) is accounted for as a derivative and movements in fair value are recorded each quarter. The fair value charge was £44 million in 2012 versus £906 million in 2011.

Q4 2012 compared with Q3 2012
•	Integration and restructuring costs increased from £257 million to £620 million, largely due to higher asset write-offs of £135 million in relation to the restructuring of M&IB.

•	A charge of £175 million was taken in Q4 2012 for the annual bank levy.

•
The provision for PPI was increased by £450 million in Q4 2012 and £400 million in Q3 2012. The Group also increased its provision in respect of redress it expects to offer for interest rate hedging products by £700 million in Q4 2012. A charge of £381 million was recognised in Q4 2012 in relation to penalties and fines relating to the setting of LIBOR and other rates.

•
A £394 million goodwill write-down was taken following the IPO of Direct Line Group in Q4 2012. The business is presented as a discontinued operation and its assets and liabilities are included in disposal groups on a statutory basis. A charge of £124 million was also taken for the write-off of intangible assets, principally as a result of exits from selective countries and lower revenue projections by Markets.

Q4 2012 compared with Q4 2011
•
The own credit adjustment charge of £220 million was lower than the £472 million in Q4 2011, as a result of a relatively smaller tightening of spreads in Q4 2012 following significant tightening in the first three quarters of 2012.

•	The Group exited the APS in October 2012. No APS charge was booked in Q4 2012, compared with a charge of £209 million in Q4 2011.

Analysis of results (continued)

Capital resources and ratios	31 December 2012	30 September 2012	31 December 2011

Core Tier 1 capital	£47bn	£48bn	£46bn
Tier 1 capital	£57bn	£58bn	£57bn
Total capital	£67bn	£63bn	£61bn
Risk-weighted assets
- gross	£460bn	£481bn	£508bn
- benefit of Asset Protection Scheme (APS)	-	(£48bn)	(£69bn)
Risk-weighted assets	£460bn	£433bn	£439bn
Core Tier 1 ratio (1)	10.3%	11.1%	10.6%
Core Tier 1 excluding capital relief provided by APS	10.3%	10.4%	9.7%
Tier 1 ratio	12.4%	13.4%	13.0%
Total capital ratio	14.5%	14.6%	13.8%

Note:
(1)	The benefit of APS in the Core Tier 1 ratio was 71 basis points at 30 September 2012 and 90 basis points at 31 December 2011.

Key points
The Group remained well capitalised with the underlying Core Tier 1 ratio improving by 60 basis points in 2012 despite £44 billion of additional regulatory risk-weighted asset increases.

2012 compared with 2011
•	The Group's Core Tier 1 ratio was 10.3% compared with 9.7% in 2011, excluding the effect of the APS. The Group's headline Core Tier 1 ratio in 2011 included 90 basis points of APS benefit.

•
The Group's strengthened capital ratios largely reflect the significant reduction in risk profile, with gross risk-weighted assets down 9% to £460 billion, excluding the effect of the APS. The decline was principally driven by Non-Core (down £33 billion from disposals and portfolio run-off) and Markets (£19 billion lower reflecting continued focus on balance sheet management and risk reduction in the division).

Q4 2012 compared with Q3 2012
•	The Core Tier 1 ratio was stable at 10.3%, excluding the effect of the APS.

•
Risk-weighted assets fell by 4%, excluding the effect of the APS, with declines in Non-Core and Markets exposures outweighing the impact of regulatory uplifts principally affecting UK Corporate and International Banking.

For more details of the Group's capital resources refer to page to 155.

Analysis of results (continued)

Balance sheet	31 December 2012	30 September 2012	31 December 2011

Funded balance sheet (1)	£870bn	£909bn	£977bn
Total assets	£1,312bn	£1,377bn	£1,507bn
Loans and advances to customers (2)	£432bn	£443bn	£474bn
Customer deposits (3)	£434bn	£435bn	£437bn
Loan:deposit ratio - Core (4)	90%	91%	94%
Loan:deposit ratio - Group (4)	100%	102%	108%
Tangible net asset value per ordinary and B share (5)	446p	476p	501p
Tier 1 leverage ratio (6)	15.0x	15.4x	16.9x
Tangible equity leverage ratio (7)	5.8%	5.9%	5.7%

Notes:
(1) Funded balance sheet represents total assets less derivatives; (2) Excluding reverse repurchase agreements and stock borrowing, and including disposal groups; (3) Excluding repurchase agreements and stock lending, and including disposal groups; (4) Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 December 2012 were 89% and 99% respectively (30 September 2012 - 91% and 103% respectively; 31 December 2011 - 94% and 110% respectively); (5) Tangible net asset value per ordinary and B share is total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares. Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012. (6) Funded tangible assets divided by total Tier 1 capital; (7) Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).

Key points

2012 compared with 2011
•
The £107 billion contraction in the Group's funded balance sheet to £870 billion was largely driven by reductions from disposals and run-off of £36 billion in Non-Core and £29 billion in Markets, following actions to optimise and de-risk the balance sheet. A further £17 billion of targeted portfolio reductions was achieved in International Banking.

•
Loans and advances to customers declined by 9%, primarily as a result of Non-Core run-down of £23 billion and a £15 billion fall in International Banking, following targeted reductions to improve lending portfolio quality.

•
Retail & Commercial customer deposits grew by £8 billion to £401 billion, with particularly strong growth in UK Retail following a successful savings campaign. Wholesale deposits were allowed to run-off, declining by £11 billion to leave Group customer deposits £3 billion lower at £434 billion.

•
The Group's loan:deposit ratio improved from 108% in 2011 to 100% in 2012, reaching management's medium-term target. Lending is now fully funded by customer deposits, with a corresponding reduction in more volatile wholesale funding.

•
Tangible net asset value per share (TNAV) declined by 11% during the year, largely reflecting the accounting charge for improved own credit of £4,649 million as RBS's strengthening credit profile was recognised in traded debt markets.

Q4 2012 compared with Q3 2012
•
The funded balance sheet decreased by £39 billion, with Markets down £20 billion through seasonally lower levels of activity and good progress in the division's derisking strategy, a £8 billion reduction in Non-Core and a £5 billion fall in International Banking.

•	The Group's loan:deposit ratio improved by 200 basis points to 100% as a result of lower loan balances in Non-Core, International Banking and UK Corporate while total deposits held steady.
•	TNAV fell by 6% during the quarter primarily due to the attributable loss.

Details of the Group's loan:deposit mix are available on page 168.

Analysis of results - Funding & liquidity

Funding & liquidity metrics	31 December 2012	30 September 2012	31 December 2011

Short-term wholesale funding (1)	£42bn	£49bn	£102bn
Wholesale funding (1)	£150bn	£159bn	£226bn
Short-term wholesale funding as percentage of funded balance sheet	5%	5%	10%
Short-term wholesale funding as percentage of total wholesale funding	28%	31%	45%

Liquidity portfolio	£147bn	£147bn	£155bn
Liquidity portfolio as percentage of funded balance sheet	17%	16%	16%
Liquidity portfolio as percentage of short-term wholesale funding	350%	300%	152%

Net stable funding ratio	117%	117%	111%

Note:
(1)	Excludes derivative collateral.

Key points
The Group has transformed its funding and liquidity metrics over the first four years of its five year strategic plan and now has a robust position.

2012 compared with 2011
•
Short-term wholesale funding balances fell by £60 billion to £42 billion as the Group actively reduced its reliance on more volatile sources of funding. RBS was within its previously announced short-term wholesale funding target in 2012 as balances contracted to 5% of the funded balance sheet.

•
The portfolio of high quality liquid assets reduced to £147 billion, reflecting the decline in short-term wholesale funding and a smaller balance sheet overall. RBS's liquidity profile remained very strong, with the liquidity portfolio covering short-term wholesale funding 3.5 times, exceeding the Group's medium-term target of 1.5 times.

Q4 2012 compared with Q3 2012
•	The Group's short-term wholesale funding fell by £7 billion in line with the previously disclosed strategy to limit funding from wholesale markets.

•	The liquidity portfolio was flat at £147 billion. Further targeted balance sheet reduction in the quarter raised the liquidity portfolio as a percentage of funded balance sheet by 1% to 17%.

Further analysis of the Group's liquidity portfolio is included on page 170.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary